FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                November 12, 2004
               For the nine months period ended September 30, 2004

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS


Item
Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - September 30, 2003 and 2004
2. Consolidated Statements of Income for the nine months ended September 30, 2003 and 2004
3. Summary Financial Data by Business Segment for the nine months ended September 30, 2003 and 2004
4. Selected Historical Financial and Other Data - 3Q2003, 3Q2004, nine months ended September 30, 2003 and 2004
5. Signatures

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - SEPTEMBER 30, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                            September 30,
                                                         -------------------
                                                           2003       2004
                                                         -------     -------
CURRENT ASSETS:

Cash and cash equivalents                                200,369     181,018

Accounts receivable, net                                  42,466      49,594

Revenue-earning vehicles, net                            209,725     372,030

Deferred income tax and social contribution                1,619       1,859

Other                                                     21,855       7,041
                                                         -------     -------
                                                         476,034     611,542
                                                         -------     -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                            91,630      120,930

Escrow deposits                                          22,413       22,272

Deferred income tax and social contribution              13,741       13,609

Other                                                     1,658          461
                                                        -------      -------
                                                        129,442      157,272
                                                        -------      -------

PROPERTY AND EQUIPMENT, NET                              16,768       22,789
                                                        -------      -------

GOODWILL                                                  4,704        4,704
                                                        -------      -------

Total assets                                            626,948      796,307
                                                        =======      =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - SEPTEMBER 30, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                  ( Unaudited )

                                                           September 30,
                                                        --------------------
                                                          2003        2004
                                                        -------      -------
CURRENT LIABILITIES:

Loans and financing                                       7,169       38,455

Interest payable on long-term debt                       11,010       10,766

Accounts payable                                         12,551       93,143

Payroll and related charges                               9,593       11,519

Income tax and social contribution                       21,561        1,961

Taxes, other than on income                               1,449        2,231

Deferred income tax and social contribution               7,423       10,906

Advances from customers                                   1,482        1,166

Other                                                       865        1,590
                                                         ------      -------
                                                         73,103      171,737
                                                         ------      -------

NONCURRENT LIABILITIES:

Long-term debt                                          216,039      211,251

Unrealized loss on derivatives                           15,731       38,304

Reserve for contingencies                                44,285       54,861

Deferred income tax and social contribution              11,677       10,080

Other                                                     1,795        1,921
                                                        -------      -------
                                                        289,527      316,417
                                                        -------      -------

MINORITY INTEREST:                                           54          129
                                                        -------      -------

SHAREHOLDERS' EQUITY:

Capital Stock                                           135,723      165,723

Accumulated earnings                                    128,541      142,301
                                                        -------      -------
                                                        264,264      308,024
                                                        -------      -------
Total liabilities and shareholders' equity              626,948      796,307
                                                        =======      =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )
                                                       Nine months ended
                                                          September 30,
                                                    -------------------------
                                                         2003         2004
                                                       --------      -------
NET REVENUES:

Car  rental                                             113,685      140,045

Fleet management                                         90,556       95,752

Franchising                                               4,015        4,872

Used car sales                                          181,635      202,621
                                                        -------      -------
  Total net revenues                                    389,891      443,290
                                                        -------      -------

EXPENSES AND COSTS:

Direct operating                                        (67,502)     (68,841)

Cost of used car sales                                 (148,548)    (161,395)

Taxes on revenues                                       (13,486)     (13,147)

Selling, general, administrative and other              (45,841)     (49,195)

Depreciation of vehicles                                (29,766)     (12,940)

Other depreciation and amortization                      (2,822)      (3,474)
                                                       --------     --------
  Total operating expenses and costs                   (307,965)    (308,992)
                                                       --------     --------

Operating income                                         81,926      134,298

FINANCIAL (EXPENSE) INCOME, NET                          43,343      (26,243)

OTHER NONOPERATING INCOME, NET                               84          160
                                                        -------      -------

Income before taxes and minority interest               125,353      108,215
                                                        -------      -------
INCOME TAX AND SOCIAL CONTRIBUTION:

  Current                                               (21,560)     (31,146)
  Deferred                                              (21,272)         (25)
                                                        -------      -------
                                                        (42,832)     (31,171)
                                                        -------      -------
Income before minority interest                          82,521       77,044

MINORITY INTEREST                                          (104)        (113)
                                                         ------       ------

Net income                                               82,417       76,931
                                                         ======       ======
OTHER COMPREHENSIVE INCOME:
  Total change in market value of marketable securities     257            -
  Reclassification adjustment of realized (gains) losses    463            -
                                                         ------       ------
  Unrealized gains (losses) on marketable securities        720            -
                                                         ------       ------
  Deferred income tax and social contribution
      on unrealized gains (losses)                         (245)           -
                                                         ------       ------
  Other comprehensive income                                475            -
                                                         ------       ------
         Comprehensive income                            82,892       76,931
                                                         ======       ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                         Nine months ended September 30,
                                         -------------------------------
                                               2003            2004
                                             -------          -------
      NET REVENUES:

      Car rental                             113,685          140,045

      Fleet management                        90,556           95,752

      Franchising                              4,015            4,872

      Used car sales                         181,635          202,621
                                             -------          -------
                                             389,891          443,290
                                             -------          -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                            (10,033)            (851)

      Fleet management                       (19,733)         (12,089)

      Other                                   (2,822)          (3,474)
                                              ------           ------
                                             (32,588)         (16,414)
                                              ------           ------


      OPERATING INCOME:

      Car  rental                             34,345           67,583

      Fleet management                        38,108           53,477

      Franchising                              2,040            2,200

      Used car sales                          19,161           26,252

      Corporate expenses                      (8,906)         (11,740)

      Other depreciation and amortization     (2,822)          (3,474)
                                              ------          -------
                                              81,926          134,298
                                              ------          -------


      OPERATING MARGIN:

      Car  rental                              30.2%            48.3%

      Fleet management                         42.1%            55.8%

      Franchising                              50.8%            45.2%

      Used car sales                           10.5%            13.0%

      Total                                    21.0%            30.3%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                                                    Nine months   Nine months
                                                                                      ended         ended
                                                                                     September     September
                                                           3 Q 2003    3 Q 2004       2003           2004
                                                           --------    --------    ------------  ------------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                                 35,564      51,650       113,685       140,045
  Fleet management                                           32,885      31,043        90,556        95,752
                                                            -------     -------       -------       -------
    Total vehicle rental                                     68,449      82,693       204,241       235,797

  Used car sales                                             63,914      68,612       181,635       202,621
  Franchising                                                 1,316       1,644         4,015         4,872
                                                            -------     -------       -------       -------
Total net revenues                                          133,679     152,949       389,891       443,290
                                                            -------     -------       -------       -------
Direct operating costs and expenses:
  Car rental                                                (14,656)   (16,275)       (44,100)      (44,898)
  Fleet management                                           (7,232)    (5,371)       (21,628)      (21,550)
                                                            -------    -------        -------       -------
    Total vehicle rental                                    (21,888)   (21,646)       (65,728)      (66,448)

  Cost of used car sales                                    (52,518)   (53,939)      (148,548)     (161,395)

  Franchising                                                  (748)      (765)        (1,774)       (2,393)

  Taxes on revenues                                          (3,689)    (5,034)       (13,486)      (13,147)
                                                            -------    -------        -------       -------
Total direct operating costs and expenses                   (78,843)   (81,384)      (229,536)     (243,383)
                                                            -------    -------        -------       -------
Gross profit                                                 54,836     71,565        160,355       199,907

Selling, general, administrative expenses and other:
  Advertising, promotion and selling:
    Car rental                                               (5,159)    (6,814)       (16,548)      (18,381)
    Fleet management                                         (2,235)    (1,515)        (6,840)       (4,787)
    Used car sales                                           (4,635)    (5,017)       (13,512)      (14,286)
    Franchising                                                 (15)         3            (35)           (1)
                                                             ------    -------        -------       -------
      Total adverstising, promotion and selling             (12,044)   (13,343)       (36,935)      (37,455)

  General and administrative expenses                        (2,942)    (3,764)        (8,837)      (10,372)
  Other                                                         (25)      (436)           (69)       (1,368)
                                                             ------    -------        -------        ------
Total selling, general, administrative and other expenses   (15,011)   (17,543)       (45,841)      (49,195)
                                                             ------    -------        -------        ------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                               (1,385)    (3,231)       (10,033)         (851)
    Fleet management                                         (8,374)    (8,259)       (19,733)      (12,089)
                                                             ------     ------         ------        ------
     Total vehicle depreciation expenses                     (9,759)   (11,490)       (29,766)      (12,940)
  Non-Vehicle depreciation and amortization expenses           (962)    (1,244)        (2,822)       (3,474)
                                                             ------     ------         ------        ------
Total depreciation and amortization expenses                (10,721)   (12,734)       (32,588)      (16,414)
                                                             ------     ------         ------       -------
Operating income                                             29,104     41,288         81,926       134,298
                                                             ------     ------         ------       -------
Financial Interest:
   Expense                                                   (7,328)    (8,534)       (22,586)      (28,298)
   Income                                                    11,174      6,997         27,281        23,746
   Taxes on financial revenues                                 (519)      (227)        (1,421)       (1,324)
   Monetary variation and exchange loss                      (3,840)    19,021         44,715         2,943
   Monetary variation and exchange gain                          (3)       (46)          (483)          (19)
   Realized losses on sale of marketable securities               -          -           (463)            -
   Unrealized gains (losses) on derivatives                   4,622    (22,559)        (3,700)      (23,291)
                                                             ------     ------        -------        ------
      Financial interest (expense) income, net                4,106     (5,348)        43,343       (26,243)
                                                             ------     ------        -------       -------
Nonoperating income, net                                         62        147             84           160
                                                             ------     ------        -------       -------
Income before taxes and minority interest                    33,272     36,087        125,353       108,215

Income tax and social contribution                          (11,286)    (7,173)       (42,832)      (31,171)
Minority interest                                               (27)       (43)          (104)         (113)
                                                             ------     ------         ------        ------
Net income                                                   21,959     28,871         82,417        76,931
                                                             ======     ======         ======        ======
OTHER COMPREHENSIVE INCOME                                        -          -            475             -
                                                             ------     ------         ------        ------
Comprehensive income                                         21,959     28,871         82,892        76,931
                                                             ======     ======         ======        ======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                 Nine months   Nine months
                                                                                    ended         ended
                                                                                  September     September
STATEMENT OF OPERATIONS DATA                             3 Q 2003    3 Q 2004       2003            2004
                                                         --------    --------    -----------   -----------
OTHER DATA :

EBITDA                                                    39,825      54,022        114,514       150,712

Vehicle Depreciation Expense                              (9,759)    (11,490)       (29,766)      (12,940)
                                                          ------     -------        -------       -------
Adjusted EBITDA                                           30,066      42,532         84,748       137,772
                                                          ======     =======        =======       =======


                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                    Nine months   Nine months
                                                                                      ended         ended
                                                                                    September     September
SELECTED OPERATING DATA:                                  3 Q 2003     3 Q 2004         2003            2004
                                                          --------     --------      -----------   -----------

Fleet at the end of period:
   Car Rental                                                7,981       16,015           7,981       16,015
   Fleet Management                                          9,321        8,233           9,321        8,233
                                                            ------       ------          ------       ------
     Total                                                  17,302       24,248          17,302       24,248
                                                            ------       ------          ------       ------

Average Operating Fleet Age (months)
  Car Rental                                                   6.4          5.2             6.5          5.7
  Fleet Management                                            21.8         15.5            21.8         17.1
Average Operating Fleet Age (months)                          15.0          9.2            14.9         10.8

Number of Rental Days:
  Car Rental                                               418,835      646,627       1,369,144    1,717,645
  (-)Rental Days to Total Fleet's replacement service       (5,868)      (3,590)        (20,255)     (18,699)
                                                          --------      -------       ---------    ---------
     Total                                                 412,967      643,037       1,348,889    1,698,946
  Fleet Management                                         761,370      659,790       2,375,880    2,100,510

Utilization Rates:
  Car Rental                                                65.10%       66.61%          62.10%       65.56%
  Fleet Management                                          96.07%       95.39%          95.05%       95.99%

Numbers of Cars Purchased:
  Car Rental                                                 1,040        7,206           3,948       10,353
  Fleet Management                                             845        1,205           1,935        2,684
                                                             -----        -----           -----       ------
     Total                                                   1,885        8,411           5,883       13,037
                                                             -----        -----           -----       ------

Average Purchase Price                                       27.99        21.11           22.30        21.79

Total Investment in Fleet                                 52,759.1    177,517.2       131,164.5    284,052.2


Numbers of Cars Sold:
  Car Rental                                                 2,747        2,551           8,349        6,888
  Fleet Management                                           1,058          932           3,032        4,166
                                                             -----        -----          ------       ------
     Total                                                   3,805        3,483          11,381       11,054
                                                             -----        -----          ------       ------

Average Car Price                                            16.39        19.20           15.57        17.84

Depreciation per operating car...(R$)                      2,470.9      2,520.2         2,289.6        976.7

Average Annual Revenue per operating car....(R$)
  Car Rental                                              20,177.1     19,421.2        19,030.2      19,565.1
  Fleet Management                                        14,874.6     16,062.6        12,958.7      15,639.5

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service)     86.12        80.32          84.28          82.43
  Fleet Management                                           43.01        46.78          37.87          45.26

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: November 12, 2004